Item 11: Trading Services, Facilities and Rules

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. ~~Through June 18th, 2021, SIRI and SNPE are the only NMS stocks eligible to trade on the ATS; thereafter,~~ ~~A~~all NMS stocks are~~will be~~ eligible to trade on the ATS. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/Sponsored Access Clients. Matching occurs on a price-time priority basis, subject to broker priority, if applicable. As discussed in Part III, Item 4(a), the Operating Hours are after Core Market Hours.

Subscribers/Sponsored Access Clients generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. BOATS applies broker priority if elected by the Subscriber/Sponsored Access Client, as discussed in Part III, Item 7. The BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

Blue Ocean ATS, LLC licenses the matching engine software and related technology from Fundamental Interactions Inc. via a sub- licensing agreement with Blue Ocean Technologies, LLC - the parent company of the ATS operator.

    b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

    c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

    Matching - The ATS accepts only orders from Subscribers (Sponsored Access Clients may submit orders to the ATS through their sponsoring Subscriber). The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber/ Sponsored Access Client enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis, subject to broker priority, if applicable, as described in Part III, Item

7. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy orderpriced at or above the best offer, or sell order priced at or below thebest bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case by-case basis to determinewhether a trade execution should be busted. A transaction executedon the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 6% for NMS Stocks priced greater than $50; 10% for NMS Stocks priced greater than $25 and up to and including $50; and 20% for NMS Stocks priced greater than $0 and up to and including$25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under theExchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with priceincrements below the preceding are rejected. Sell orders must bedesignated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-DealerOperator?

☒ Yes   ☐ No

If no, identify and explain any differences.